EXHIBIT 99.3

The Board approved the appointment of senior manager

Date of events: 2016/03/11

Contents:

1.	Date of occurrence of the event: 2016/03/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4	.Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 7th meeting of the 14th term Board of Directors approved the appointment of the management as follows: As Ming-Yuan Lee, the President of Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd. will get retired on May 1 2016, Hui-Min Wang, the Vice President of Southern Taiwan Business Group, Chunghwa Telecom Co., Ltd. will replace the aforementioned position.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.